FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  February 2007

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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              Contact:        Liraz Kalif / Kevin Mannix

Teva Investor Relations

(011) 972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA TO REPORT FOURTH QUARTER 2006 FINANCIAL RESULTS ON

FEBRUARY 13, 2007

CONFERENCE CALL SCHEDULED FOR 8:45 AM ET

COMPANY TO HOST MARKETSITE EVENT ON FEBRUARY 21, 2007

Jerusalem, Israel, February 2, 2007 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its fourth quarter 2006 financial results on Tuesday, February 13, 2007. The earnings release will be available on Teva`s web site at www.tevapharm.com.

Teva will host a conference call and live webcast on that same day, at 08:45AM ET to discuss its fourth quarter 2006 results and overall business environment. A Question & Answer session will follow this discussion.

Investors and other interested parties may access a live webcast through Teva`s web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company`s web site. Alternatively, a replay of the call can be accessed until February 20, 2007 at 11:59 (ET), by calling 1-(201) 612-7415 outside the U.S. or 1-(877) 660-6853 in the U.S. The Pass Code to access the replay is: Account # 3055 and Conference ID# 229480

Additionally, in lieu of the New York investor luncheon, Teva will host a reception on February 21, 2007 at the NASDAQ MarketSite to celebrate the Company's 25th listing anniversary on the NASDAQ stock exchange. Details will be provided at a later date.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80% of Teva`s sales are in North America and Europe.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 2, 2007